Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-194454

PROSPECTUS SUPPLEMENT

TO PROSPECTUS DATED MAY 9, 2014

(Proposed Holding Company for East Boston Savings Bank)

Up to 31,625,000 Shares of Common Stock

(Subject to Increase to up to 36,368,750 Shares)

This supplements the prospectus of Meridian Bancorp, Inc. dated May 9, 2014. This prospectus supplement should be read together with the prospectus.

We are increasing the number of shares that you may purchase in the offering.

To facilitate the sale of additional shares, we have increased the amount of stock that may be purchased in the offering as follows:

•	You may purchase up to 100,000 shares ($1.0 million of common stock).

•	You, together with any associates or persons who may be acting in concert with you (as defined in the prospectus), may purchase up to 450,000 shares ($4.5 million) of common stock.

These purchase limitations apply to purchases made in the subscription and community offering. If you have purchased shares of common stock in the subscription and community offering, your total orders must comply with the purchase limitations set forth above. The ownership limitations for current stockholders of Meridian Interstate Bancorp, Inc. disclosed in the prospectus remain unchanged.

We intend to provide those persons who, as an individual, submitted orders in the subscription offering for the previous maximum purchase limit of 50,000 shares ($500,000) of common stock, or together with associates and persons acting in concert, submitted orders in the subscription offering for the previous maximum purchase limit of 100,000 shares ($1.0 million) of common stock, an opportunity to increase their order. You may increase your individual order by up to an additional 50,000 shares ($500,000) or your group order by up to an additional 350,000 shares ($3.5 million) by submitting the enclosed supplemental stock order form, with full payment for the additional shares ordered at a purchase price of $10.00 per share.

Completed supplemental stock order forms, together with full payment for the additional shares ordered, must be received by us (not postmarked) by 5:00 p.m. Eastern Time, on July 2, 2014.

Completion of the conversion and offering is subject to certain conditions.

Completion of the conversion and offering remains subject to (1) approval of our plan of conversion by stockholders of Meridian Interstate Bancorp, Inc., (2) receipt of final regulatory approvals and (3) the sale of at least 23,375,000 shares of common stock, which is the minimum of our offering range. To the extent that shares remain available for sale after existing purchasers have had the opportunity to increase their orders, we may extend the community offering or conduct a syndicated community offering and, in either case, solicit additional purchasers. The community offering, if extended, and the syndicated community offering, may be terminated at any time in our sole discretion, and we retain the right to accept or reject, in whole or in part, any order received in the community offering or the syndicated community offering.

Meridian Bancorp, Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting the Securities and Exchange Commission’s web site at www.sec.gov.

This investment involves a degree of risk, including the possible loss of principal.

Please read “Risk Factors” beginning on page 17 of the prospectus.

These securities are not deposits or accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation, any other government agency or the Depositors Insurance Fund. None of the Securities and Exchange Commission, the Board of Governors of the Federal Reserve System, the Massachusetts Commissioner of Banks, the Federal Deposit Insurance Corporation, nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus supplement is accurate or complete. Any representation to the contrary is a criminal offense.

Sterne Agee

For assistance, please contact the Stock Information Center at (978) 977-7171.

The date of this prospectus supplement is June 24, 2014.